For the period ended (a) March 31, 1999
File number (c) 811-4605

                        SUB-ITEM 77J

            Restatement of Capital Share Account

     The First Financial Fund, Inc. accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement was to decrease undistributed net investment income by $2,571,585, increase accumulated net realized gain on investments by $2,947,927 and decrease paid-in capital by $376,342 for the year ended March 31,1999, due to distributions from paid-in capital. Net Investment income, net realized gains and net assets were affected by this change.